SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Credicorp Ltd. and Subsidiaries
Management Report
Fourth Quarter and Twelve Months of 2005

HIGHLIGHTS

  Credicorp reported 4Q05 net income of US$44.3 million, consolidating the trends seen in 2005 and confirming the significant improvement of the company’s earnings generation capacity. Thus, Credicorp concluded 2005 by reporting net income of US$182 million, a 39% increase compared to 2005.
  Loan growth in the corporate and middle market sectors picked-up in 4Q05, while loan growth in the retail and SME segment remained strong. This led to total loan growth for the year of 11.1%, a significant rate given the evolution of the financial system and continued dis-intermediation of the capital markets.
  The focus in the transactional fee generating business and in the retail and SME segments contributed to the significant income growth, with interest income increasing 15%, and fees for banking services increasing 7%.
  Despite the expansion of Credicorp’s businesses, a strict cost-control program led to expense reductions of 3.4% in 2005.
  In the 4Q05, the contribution of the insurance business to Credicorp’s net income decreased by 50%. This business is currently undergoing a re-structuring, in order to recover competitiveness and profitability, which was weakened due to a competitive environment and increased claims.
  The significant improvement in Credicorp’s results is led by its banking operations, mainly BCP which accounts for 90% of earnings contribution. Credicorp’s Bolivian operation also improves significantly its contribution, doubling in 2005 its net earnings compared to last year, and ASHC continues its conservative but consistent business expansion.
  Credicorp’s new pension fund company AFP-Prima, reports a very good start, exceeding expectations.
  The solid results of Credicorp’s banking business compensated for the decrease in earnings from the insurance business, and helped to absorb the start-up expenses from the new pension fund business - AFP Prima.
  Credicorp’s capital adequacy ratios are above the minimum levels required by local and international regulators, and position the Company for potential expansion of its business, thus consolidating the company’s leadership position in the Peruvian financial system.

I. CREDICORP LTD. and SUBSIDIARIES

I.1 NET INCOME

Credicorp’s 4Q05 operating results are evidence of the dynamic expansion of Credicorp’s businesses, reaching an unprecedented net profit in 2005. For the twelve months ended December 31, 2005, Credicorp achieved a consolidated net profit of US$ 181.9 million attributable to the parent company; this was 39% greater than the net profit of US$ 130.7 million that was obtained during the same period of 2004, or earnings per share of US$ 2.28 versus US$ 1.64, respectively. For the 4Q05, the profit attributable to Credicorp was US$ 44.3 million, or US$ 0.56 per share, 27% higher than the US$ 34.9 million during the 4Q04, thus demonstrating continuity in its increased capacity for generating earnings for 2005.

These results are explained by a major expansion of Credicorp’s banking business. The strategy applied during 2005, which focused on expanding those businesses that offered higher growth and better margins in retail banking (which grew 27% during the year), as well as the expansion of transactional business, taking advantage of BCP’s solid customer base (with fees for banking services rising 11% in the year) proved fruitful, leading to the growth of both financial and non-financial income.

This focus positioned Credicorp to also benefit from the expansion and steady growth of the Peruvian economy, which in addition to allowing income growth, contributed to improving portfolio quality. This led to lower levels of portfolio provisions, as well as the recovery of write-offs from prior periods, resulting in an unusually negative position for net provisions for 2005, and thus contributing even more to the increase in net income.

In the insurance activities, however, 4Q05 income was 36% lower than that generated in 3Q05; bringing the accumulated income for 2005 to 19% below results for the previous year. This is a result of the challenges that were previously identified in three areas of Credicorp’s insurance business (strong overall competition, higher claims on marine hull risks, lower results in the health area, etc).

While the new PRIMA operation (Credicorp’s pension fund administrator) has generated high expectations due to the good results achieved to date (PRIMA’s current portfolio has reached nearly US$ 250 million with almost 60,000 members), it continues to have a negative contribution to Credicorp’s results, in accordance with projections.

Despite this, the superior income levels achieved this year managed to offset the income decline in the insurance business, while also absorbing the start-up losses for the new PRIMA operation.

Also contributing to this improvement was the Company’s ability to successfully apply cost-control policies. This has allowed Credicorp to obtain income growth with a reduction in overall expenses, which more that compensates for the increase in personnel expenses. The net result was a year-to-year reduction of total expenses of 3.4% .

As a result, Credicorp has been able to achieve strong growth while maintaining a solid balance sheet, an extremely sound portfolio and a sufficiently high capital position that positions the Company for future expansion.

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

	Three months ended			Twelve months ended

(In U.S.$ millions)	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Net interest income	106.1	113.7	117.4	382.5	439.3
Provisions for possible loan losses, net (1)	5.3	(4.9)	3.7	16.1	(6.4)
Other income (1)	71.0	72.6	70.0	251.4	267.8
Claims on insurance activities	15.8	13.6	8.7	53.6	43.5
Other expenses	139.5	128.2	113.7	480.4	467.8
Merger costs	0.0	0.0	0.0	3.7	0.0
Translation result	2.5	(5.7)	(5.9)	6.3	(9.6)
Income before profit sharing
and income tax	50.6	70.9	72.8	193.7	279.5
Employee profit sharing (2)	(2.2)	(3.6)	(3.0)	(6.6)	(11.1)
Income Tax	(10.4)	(16.7)	(20.4)	(45.5)	(73.5)
Net Income	38.0	50.6	49.5	141.5	194.9
Minority Interest	(3.2)	(3.0)	(5.1)	(10.8)	(13.0)
Net income attributable to shareholders	34.9	47.6	44.3	130.7	181.9
Net attributable income per share (US$) (3)	0.44	0.60	0.56	1.64	2.28

(1) Net of income from recoveries of charged-off loans.
(2) Previously reported as part of personnel expenses.
(3) Based on 79.8 million net outstanding shares in all periods. Treasury shares amount to 14.6 million, which are netted from 94.4 million total outstanding shares.

Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to net income as follows:

(US$Mn)	4Q04	3Q05	4Q05	12M04	12M05

Banco de Crédito BCP(1)	28.1	44.2	46.0	111.4	176.5
BCB	2.2	3.4	3.8	4.8	10.2
Atlantic	4.0	3.6	3.5	13.3	13.5
PPS	1.9	2.4	0.9	9.6	5.6
Credicorp and Grupo Credito (2)	0.9	-2.7	-6.0	-3.6	-13.7
Prima	0.0	-3.9	-3.7	0	-7.6
Net income attributable to Credicorp	34.9	47.6	44.3	130.7	181.9

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Credicorp Securities and others.

During the fourth quarter of 2005, the Credicorp and others concept contributed a net loss of US$ 6 million, explained mainly by losses in the Prima AFP, which amounted to US$ 7.6 million for the year. The remaining negative contribution in the Credicorp line, corresponds to the withholding tax on dividends received, among other minor items.

The contributions to Credicorp’s net attributable income from Banco de Crédito BCP and Pacífico Peruano Suiza are the results obtained under IFRS rules in U.S. Dollars, net of minority interests and eliminations for consolidation purposes.

In Section II of this report, BCP reported a net income of US$ 47.8 million for the fourth quarter, which, net of the US$ 1.8 million in minority interest and consolidation adjustments, results in a contribution of US$ 46 million.

In the case of PPS (Section IV), US$ 0.2 million is deducted from and US$ 0.4 million added to its book profit of US$ 0.7 million in 4Q05, both figures referring to minority interests, in order to obtain its contribution of US$ 0.9 million.

The Atlantic Security Holding Corporation contributed US$ 3.5 million to the current quarter, as reported net income in its books. Nevertheless the US$ 13.5 million accumulated contribution as of

December is lower than the result of US$ 25.2 million in its books (see Section III) due to the elimination, for consolidation purposes, of US$11.7 million in dividends received from Credicorp.

I.2 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income. Additional minor reclassifications, also with no effect on net income, have been made affecting the captions of Commissions for banking services, Net premiums earned, and Other expenses.

Net interest income during 4Q05 of US$ 117.4 million is evidence of the increasing trend recorded, mainly due to a significant expansion in interest-earning assets. Interest income grew 5.2% compared to the previous quarter and 13.5% for the year 2005, while interest expenses rose at a lower rate, increasing only 10.4% for the year, resulting in an accumulated improvement in the net interest margin (NIM) for the year. Net interest income for the year grew 14.9%, reflecting very good income recovery.

Solid growth in loans during 4Q05, was mainly due to a reactivation of loan growth rates in the corporate and middle market sectors, which still make up the bulk of the loan portfolio, growing at improved rates and in the case of the middle market sector, at higher rates than those for the most dynamic sector – which is retail banking. This loan growth in the lower-margin segments led to moderate growth in interest income on loans of 2.23% for the quarter. Growth in quarterly income was also driven by an increase in interest income on deposits, which rose 39.4% for the fourth quarter.

While during 4Q05 we saw a slight reduction in the spread between active and passive rates, resulting in a slight drop in NIM from 5.76% in 3Q05 to 5.44% in 4Q05, for the full year period, this margin has experienced an upwards tendency with an increase of almost 4%, achieving a NIM of 5.59% for 2005, compared to 5.38% for the year 2004, thus contributing to Credicorp’s improved results.

Non-interest income, not including premiums and health fees, was US$ 70 million in 4Q05, slightly lower than the previous quarter and the US$ 71 million posted in the same period last year, mainly due to the absence of gains on sale of securities present in the previous periods. Nevertheless, banking service fees, the most important line item in this area, as well as the gains from exchange operations, did demonstrate dynamic expansion, rising 6.5% and 8.5%, respectively, compared to 3Q05, and at greater rates, comparing accumulated growth for the year. Non-interest income components were as follows:

				4Q05 vs.	4Q05 vs.
(In US$ millions)	4Q04	3Q05	4Q05	3Q05	4Q04

Commissions for banking services	50.3	51.2	54.6	6.5%	8.5%
Gains from sale of securities	6.4	7.2	0.3	-96.4%	-95.9%
Gains from foreign exchange	7.0	7.6	8.2	8.5%	17.4%
Other non-interest income	7.3	6.5	6.9	5.7%	-5.6%

Total Non-Interest Income	71.0	72.6	70.0	-3.59%	-1.41%

Net revenue from insurance activity, premiums and health fees net of claims and health costs, was as follows:

				4Q05 vs	4Q05 vs
(In US$ millions)	4Q04	3Q05	4Q05	3Q05	4Q04

Net premiums earned and health fees Less:	59.9	57.2	55.3	-3.4%	-7.7%
Net claims and health costs incurred	9.1	9.0	11.4	25.7%	25.5%
Increase in costs for future benefits for	35.0	34.5	35.2	1.8%	0.6%
life and health policies
Sub-total: Claims and costs	44.0	43.6	46.5	6.8%	5.7%

Net revenue from insurance activities	15.8	13.6	8.7	-35.8%	-45.0%

Although total insurance premiums rose by 4%, when comparing the 4Q05 to the 4Q04, net premiums and fees earned, as well as the underwriting results (net of claims and health costs) posted significant declines, reflecting lower competitiveness and profitability in the insurance business. Income from insurance activity therefore, dropped 35.8% compared to 3Q05, which is due mainly to an increase in claims in general and medical insurance.

I.3 OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, have been reclassified into a separate line item, with no effect on net income.

Other non-interest expenses amounted to US$ 113.7 million for 4Q05, 45% lower than expenses for the same period of the previous year, and 11% lower with respect to expenses during 3Q05. This reduction resulted from reversing the provisions related to the value of the Credicorp stock which is the base for the stock appreciation rights that form part of management’s incentive plan, included under the heading ‘Other Expenses’. Excluding the effects resulting from the recent volatility of Peruvian stock prices caused by political events, expenses did increase, namely higher personnel expenses, due to the greater expansion of the business. However, as a whole, the strict cost-controls in the general and administrative expenses resulted in total expense reductions and the consequent improvement in Credicorp’s efficiency ratios.

Credicorp’s other expense components had the following variations:

				4Q05 vs.	4Q05 vs.
(% change and US$ millions)	4Q04	3Q05	4Q05	3Q05	4Q04

Salaries and employee benefits	52.1	49.6	59.8	20.6%	14.7%
General, administrative, and taxes	44.2	36.5	35.6	-2.6%	-19.4%
Depreciation and amortization	11.6	9.7	9.5	-2.9%	-18.2%
Other	31.7	32.4	8.8	-72.7%	-72.1%
Merger costs	0.0	0.0	0.0	N/A	N/A

Total Other Expenses	139.5	128.2	113.7	-11.3%	-18.5%

Note : Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 2). Additionally, the reclassifications noted at the beginning of this section affected the ratio. The efficiency ratio will be determined based on the following concepts:
- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, and iii) depreciation and amortization.
- In the denominator: i) net interest income, ii) fees and commissions on banking services, iii) gains on foreign exchange transactions, and iv) net premiums earned.

Thus the efficiency ratio improves from 48.6% to 42.9%, comparing results for the years 2004 and 2005, respectively; while operating expenses, as a percentage of average total assets, improved from 4.5% in 2004 to 4.0% in 2005. These numbers surpass the Company’s internal targets for the year.

I.4 ASSETS AND LIABILITIES

Credicorp’s total assets indicate the strong expansion of the businesses. Total assets reached US$ 11.050 billion as of December 31, 2005, increasing 21.1% compared with the same period of 2004, and 12.7% with respect to the period ended September 30, 2005. As noted in interest income, the strongest growth in the year’s fourth quarter is reported mainly in the investment portfolio, growing 32.5%, and its deposits&cash position, up 45% during 2005. This unusual growth in deposits&cash is the result of a heavy position in US dollars acquired to cover the exposure related to the sale of dollars "forward" due to demand from corporate customers in the face of the exchange-rate volatility during December, as a result of political events.

Although the investment portfolio posted the highest growth rate and, during 4Q05, the corporate portfolio indicated a reactivation in the growth rate, for the twelve month period, it was BCP’s strategy of focusing on the retail segments that led to solid results and loan growth.

Total loans at the end of December 2005 were US$ 5.014 billion, 9.3% greater that the balance at December 2004, and 7.8% greater that at the end of the previous quarter. Interestingly however, net loans rose at a better rate of 11.12%, thanks to a significant improvement in portfolio quality following the reactivation and continuous growth in the Peruvian economy, as well as the credit policies put into practice. This led to a reduction in past due loans and the reserves for bad loans in portfolio, with a consequent improvement in the portfolio quality ratios.

The portfolio quality indicators show the following trend:

(In US$ millions)	31.12.04	30.09.05	31.12.05

Total loans	4,588.0	4,651.3	5,014.3
Past due loans	160.4	117.7	97.4
Loan loss reserves(1)	253.4	203.0	197.5

Past due / Total loans	3.5%	2.5%	1.9%
Reserves / Past due	158.0%	172.4%	202.8%

Past due loans were reduced by 39.2% and provisions by 22% during the present year, reaching very satisfactory levels.

This growth in the Credicorp asset portfolio is accompanied by an also sound growth in liabilities, since the least expensive liabilities, deposits, support the expansion in loans, growing on par with loans at a rate of 11.9% . Customer deposits as of December 2005, therefore show a balance of US$ 7.093 billion, also rising 5.5% with respect to the previous quarter. The amounts owed to banks and correspondent banks show a jump that almost triples the balance as of December 2004, since they include US$ 510 million in “repos” (repurchase contracts) with the Central Bank arranged to finance the coverage of US Dollar forward-sale operations, which is also reflected in Credicorp’s assets.

Credicorp’s net equity amounted to US$ 1.190 billion at the close of December 2005, increasing 11.8% compared to equity at December 2004. This equity level indicates a high capitalization, reaching a regulatory capital / risk-weighted asset ratio of 13.2%, well above the minimums recommended by the Superintendent of Banking and Insurance (9.1%) and those recommended internationally by the Basel I Standards (8%).

II. BANCO DE CREDITO DEL PERU and SUBSIDIARIES (BCP)

II.1 NET INCOME

From the financial statements prepared according to IFRS rules and in U.S. Dollars, consolidated net income for 2005 reflects a significant recovery in BCP’s capacity to generate income. Net income for the year was US$ 184.2 million, 58.7% greater than the US$ 116.1 million obtained in the 2004 period. 4Q05 net income confirms the sustained improvement, reaching US$ 47.8 million, 74.3% greater that the US$ 27.4 million obtained in the same quarter of 2004, and 2.5% higher than the US$ 46.6 million in 3Q05.

This unprecedented growth in accumulated earnings and for the fourth quarter of 2005, with respect to earnings for the respective 2004 periods, is the result of a well-focused business strategy that led to significant improvement both in generating interest income (22% annual and 17% 4Q05/4Q04 growth) and in non-interest income (18% annual and 23.5% 4Q05/4Q04 growth) including exchange operations as well as gains obtained from the sale of securities.

Although 4Q05 saw absolute growth in loans driven by the corporate and middle market segments, those that have the greatest weight in the portfolio’s composition and which showed a significant reactivation during the latest quarter, in general terms, the engine powering this growth in financial income throughout the year, was the rise in loan volume, led by the most profitable segments, such as retail banking and SME, which grew at a rate of 27% for the year, and the income growth generated by fees for BCP’s transactional services. Overall, throughout the year there was a total growth of 17.8% in loans and approximately 11% in fee income. Net loans (i.e. performing loans), however, show an even better growth rate of 20% for the year.

The fourth quarter was affected by higher exchange rates, leading to a conversion loss of US$ 5.4 million compared with the loss of US$ 0.6 million in the fourth quarter of 2004. For the same reason, the result for conversion for the year was a loss of US$ 9.8 million, compared with the gain of US$ 0.7 million in 2004.

This major increase in income generation throughout BCP’s business lines was achieved without increasing operating expenses, as a result of strict internal cost controls, which posted a decrease in the quarterly comparison and remained stable in the accumulated figures for 2005.

The strong loans growth achieved during the year was accompanied by an improvement in portfolio quality, with the past due ratio declining to 1.9% in December 2005, and past due coverage increasing to 208%, reflecting sound growth. This significant improvement in portfolio quality allows not only the reduction of the expense of loan loss provisions, which decreased by 21% for the year (from US$ 36.1 million in 2004 to US$ 28.6 million in 2005), but along with good loan recovery it also led to a reversal of prior provisions and recoveries in the charge-off portfolio, generating significant extraordinary income of approximately US$ 28.5 million.

The above contributed to BCP’s excellent results in both 4Q05 and for the full year 2005. This is clearly reflected in the profitability ratios reached - an outstanding return on equity of 22.9%, much higher than the 17.1% obtained in 2004.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)

(In U.S.$ millions, except net income per share)

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Net interest income	87.1	100.1	102.3	315.1	385.5
Provisions for loan losses, net	(0.7)	(3.0)	5.3	8.1	0.1
Other income	55.4	70.6	68.4	219.3	259.6
Other expenses	100.8	99.2	87.7	361.7	369.7
Merger costs	0.0	0.0	0.0	3.7	0.0
Translation result	(0.6)	(5.2)	(5.3)	0.7	(9.8)

Income before income tax	41.8	69.3	72.4	161.7	265.6
Employee profit sharing(2)	2.4	3.6	3.1	6.6	11.3
Income Tax	12.0	19.1	21.5	38.9	70.1
Net Income	27.4	46.6	47.8	116.1	184.2
Net Income per share (3)	0.02	0.04	0.04	0.09	0.14

(1) Financial statements prepared according to IFRS, in U.S. Dollars.
(2)Previously reported as part of personnel expenses.
(3) Based on 1,287 million outstanding shares in all periods.

NOTE to explain the differences in reported results for BCP according to local accounting in Soles and to IFRS accounting standards in US Dollars:

BCP’s local reporting under Peruvian GAAP is done in Peruvian Soles, whereas reporting under IFRS is done in US Dollars. When converting local Soles results to US Dollars at the exchange rate of the closing date, important differences can be determined. These can be explained by:

  The differences in reporting of some items between the two accounting standards.
  The fact that BCP holds uncovered positions on the assets side in both US Dollars and Soles, generating gains/losses with exchange rate movements in both accounting books held in Dollars and in Soles.

This means, that besides the variations generated by the different accounting norms, changes in exchange rates have a notorious effect on BCP’s accounting given the exposed positions in both currencies. Furthermore, the differential generated by such exchange rate movements is exacerbated by the contrary effect such exchange rate variation has in US Dollar vs. its Soles accounting, thus, “doubling” its effect.
Given a Soles devaluation, for example, BCP would register a gain in its local Soles books due to its exposed US Dollar position, whereas in BCP’s international US Dollar books, a loss is generated due to its exposed Soles position. Thus, a double effect of the same foreign exchange movement is registered.
For this reason, we would like to caution investors when analyzing BCP’s local accounting results, which are then converted to US Dollars at the exchange rate of the closing date, since these can vary significantly from BCP’s IFRS reported results within the Credicorp earnings reports.

II.2 NET INTEREST INCOME

Interest income, net of interest expense, reached US$ 102.3 million in the fourth quarter of 2005, an increase of 17.4% with respect to the US$ 87 million in the same quarter of last year, and 2.2% compared with the US$ 100.1 million in 2005’s third quarter.

Increased net interest income for 4Q05, compared to the 2004 fourth quarter, is mostly due to higher average interest earning assets, which rose from US$ 6.2 billion in 4Q04 to US$ 7.6 billion on average in 4Q05, even though there is also a decrease in the net interest margin from one quarter to another. Average interest earning assets rose 22.3% with respect to the fourth quarter of last year and 9.1% with respect to the average for the third quarter of 2005. This growth in assets occurs mainly under the investments line item, which grew 49.5% with respect to the fourth quarter of 2004, since the disintermediation of the banking system by the growing capital market continues, and does not allow a more aggressive increase in the loan growth rate in the corporate/ middle markets segments. Even so, the refocusing of our portfolio, increasing the percentage of loans in the retail banking and SME segments, contributes to achieving a growth rate of 7.8% in total loans with respect to the previous quarter, and 17.8% compared with the balance at December 2004, which is quite satisfactory given the current financial environment.

The accumulated net interest margin to December 2005 rose 7.1%, reaching 5.45%, compared to the 5.1% posted in the same period of the previous year. The margin rose mainly due to rises in the loan rates of foreign currency following international trends, while deposit rates rose to a lesser extent. The active and passive rates in local currency decreased during the present quarter, maintaining the margin in this currency unchanged, which is also a reflection of lower inflation rates.

II.3 NON-INTEREST INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

4Q05, in addition to the previous quarters and the accumulated 2005 period, reflected very low levels of net provisions. This has been not only from a lower need for provisions due to the significant recovery in portfolio quality, but also given the strong income generated from the recovery of previously written-off loans. These recoveries almost completely offset the provisions for 2005, which are already significantly lower than in 2004, showing net provisions for loans of only US$ 0.1 million for 2005.

The equally-important growth in non-financial income corresponds to the development of BCP’s transactional services. Non-interest income, which includes fee revenue and other non-interest items, was US$ 68.4 million in 2005’s fourth quarter, 24% higher than the US$ 55.4 million obtained during the same quarter of 2004, due mainly to increased income from foreign exchange operations, which rose 37%, and the 18% increase in fees for banking services.

Banking service fees for 4Q05 rose 18% compared to 4Q05, reaching US$ 56 million, mainly due to growth in debit cards, administration and securities brokerage, mortgage loans, consulting in corporative finance and fees for loan disbursements and commitments. During the quarter, the most important banking services experienced the following changes:

(In US$ millions)	4Q04	4Q05	Growth

Savings accounts	5.9	6.3	7.7%
Demand deposits	6.4	6.6	3.1%
Credit cards	6.5	6.5	0.5%
Fund transfer services	4.8	5.2	8.7%
Collections fees	3.7	4.0	6.9%
Billings and payments	3.9	4.4	11.6%
Contingent and foreign trade	2.5	2.3	-6.1%
Contingent credits	2.1	2.5	20.5%
Debit cards	1.6	2.8	72.9%
Corporate Finance	1.3	2.0	55.3%
Brokerage	2.6	4.3	68.4%
Commercial loans	1.3	1.9	52.2%
Insurance	1.4	1.6	9.6%
Mortgage loans	0.6	1.0	74.6%
Channels and services	0.5	0.6	7.2%
Master account	0.4	0.4	-6.5%
Personal loans	0.2	0.4	52.6%
Micro-business credit	0.5	0.6	8.1%
Other	1.2	2.6	114.8%
Total	47.4	56.0	18.1%

In the 4Q05, securities transactions resulted in a small gain of US$ 0.1 million, compared with the gain of US$ 4.8 million for the 3Q05 as well as the 4Q04 gain of US$ 2.2 million. The Lima Stock Exchange General Index, after rising 25.6% in the third quarter of 2005, fell 5.3% in the fourth quarter due to factors related to country risk and political uncertainty, but which have been stabilizing in recent months.

The net gain in exchange operations, which are the result of the foreign exchange buy-sell margin, were US$ 9.2 million in the present quarter, 37.1% higher than revenue in the same quarter of 2004, mainly due to increased transactions volume in the quarter, given the exchange volatility generated by the political environment, as well as a preference for the banking system versus the parallel market, and an increase in buy-sell margins.

In Other Income, mainly income from the sale of goods, rental income and reversals of previous period provisions, rose from a US$ 1 million expense, as a result of reversals in the fourth quarter of 2004, to US$ 3.1 million in the fourth quarter of 2005.

II.4 OTHER NON-INTEREST EXPENSE

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, has been reclassified into a separate line item, with no effect on net income.

The trend in non-interest expense reflects the strict internal cost controls implemented this year, allowing growth obtained in the banking business without increases in total operating expenses.

Non-interest expenses during 4Q05 were US$ 87.7 million, 13.1% less than the US$ 100.8 million reported in the same period of 2004, mainly due to a significant decrease in the Other Expense line item, related to market volatility explained below. Even excluding the effects of this market volatility, BCP’s total expenses reflected the result of an austerity policy that was effectively implemented.

During the quarter, approximately 51% of non-interest expenses was attributable to employee salaries and other expenses related to personnel, which increased 14.0%, to US$ 44.8 million, compared with the same period of the previous year. As of December 31, 2005 the number of employees stood at 7,596, an increase from the 7,494 employees in September, but a decrease with respect to the 7,694 employees in December 2004.

Although personnel expenses rose, General and Administrative expenses, which represented 35% of non-interest expenses, reached US$ 30.6 million in 4Q05, a decrease of 9.0% compared with expenses reported in 4Q04, and 2.5% comparing expenses year to year, compensating, in part, for the increase in personnel costs. In the fourth quarter, lower expenses occured mainly in systems and maintenance, operating supplies and charges and communications. The following table shows the most significant general and administrative expense headings:

(In US$ millions)	4Q04	4Q05	%Change

Office supplies and operating costs	5.4	3.8	-30.1%
Communications	2.4	2.1	-13.0%
Third party fees	5.0	5.1	1.4%
Insurance and security	2.2	2.1	-0.9%
Transport of currency and securities	3.9	3.7	-6.2%
Systems and maintenance	6.0	4.3	-28.7%
Advertising and marketing	6.2	6.3	1.7%
Other G&A	2.5	3.2	29.9%
Total G&A	33.6	30.6	-9.0%

The Other Expense heading within Other Non-Interest Expenses, decreased from US$ 16.2 million in the 4Q04, to US$ 1 million in 4Q05, mainly due to the reversal of provisions related to the price of Credicorp’s stock, based on which the stock appreciation rights awarded under the management incentive program are determined. Credicorp’s share price closed at US$ 22.79 in December 2005, having reached a high of US$ 28.57 in September of 2005.

As a result of this trend, total expenses fell 11% 4Q05/3Q05, and rose only 1.2% for the year 2005, from US$ 365 million to US$ 370 million. One positive result of these expense controls and the improved generation of income were the significant improvements in BCP’s efficiency ratios.

NOTE :Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 5). The efficiency ratio will be determined from the following concepts:
- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, iii) depreciation and amortization, and iv) taxes other than income taxes.
- In the denominator: i) net interest income, ii) fees and commissions on banking services, and iii) gains on foreign exchange transactions.

Thus the efficiency ratio improved from 59.9% to 51.7%, comparing the fourth quarters of 2004 and 2005, respectively, reflecting the same behavior on an accumulated basis for the year, as also did the ratio of operating expenses as a percentage of average total assets, which declined from 4.7% in the 4Q04 to 4.0% in 4Q05.

II.5 ASSETS AND LIABILITIES

BCP’s total assets reached US$ 9.317 billion as of December 31, 2005, rising 13.8% compared with the balance in September, and 27.4% with respect to the balance as of December 31, 2004, mainly due to growth in total loans, up 17.8%, and an increase in the investment portfolio, which grew 49.5% due to excess liquidity in the bank. There was also a 45.0% growth in deposits at the Central Bank, which contain a heavy position in US Dollars (greater than US$ 500 million) as coverage for US Dollar forward sales due to demand by corporate customers in the face of volatility in the exchange rate observed in December as a result of political events.

Consolidated total loans reached US$ 4.830 billion at the close of December 2005, increasing 7.8% with respect to the previous quarter, and 17.8% compared with the December 2004 balance. Nevertheless, a better indicator of loan growth trends is the evolution of net loans, which grew 20.2% with respect to December of 2004, due to less non-performing loans and the lower requirements for provisions, whose 19.3% decline reflects reduced portfolio risk.

The greater growth of investments with respect to loans led to the loan portfolio, as of December 31, 2005, net of provisions, representing 49.7% of total assets, less than the 52.3% for the preceding quarter. Progress was also noted in the process of de-dollarizing BCP’s assets. At the end of the fourth quarter, the portions of total loans in local currency and Dollars were 23% and 77%, respectively, compared with a composition of 17% and 83%, respectively, in 2004.

With respect to BCP’s deposits and obligations, these also grow in proportion to loan growth. As of December 31, 2005, they reached the total of US$ 6.653 billion. This is 7.8% over the balance for the previous quarter and 19.8% higher than the balance as of December of last year. This growth guarantees certain stability in the cost of funds since comparing the present quarter with respect to the preceding one, sight deposits rose by 8.7% and savings deposits by 4.4%, while time deposits rose 9.4% . Deposits in local currency were 27.7% of total deposits.

The balance of owed to banks and correspondents as of December 2005 reached US$ 995.1 million, 162% higher with respect to the previous quarter and 361% higher with respect to the previous year. This jump in the present quarter was due mainly to a funding operation through securities’ repurchase contracts with the Central Bank for more than US$ 500 million to cover the above-mentioned US Dollar forwards operations.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and US$ millions)	31.12.04	30.09.05	31.12.05	31.12.04	30.09.05	31.12.05

Banco de Crédito del Perú	87.7%	88.5%	89.7%	91.4%	91.9%	91.9%
Banco de Crédito de Bolivia	7.4%	7.2%	6.4%	6.0%	5.7%	6.2%
Crédito Leasing	5.0%	4.3%	4.3%	2.6%	2.4%	1.9%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	US$3,857	US$4,278	US$4,635	US$5,553	US$6,169	US$6,653

Loan Portfolio

Loan portfolio composition by business segment is as follows:

(In % of total and US$ millions)	31.12.04	30.09.05	31.12.05	% Growth	% Growth
				Anual	4T05/3T05

Corporate	1,563	1,627	1,715	9.7%	5.4%
Middle market	1,042	1,073	1,177	13.0%	9.7%
Retail:	1,256	1,486	1,596	27.0%	7.5%
- small business	383	438	485	26.9%	10.7%
- home mortgage	607	736	775	27.8%	5.3%
- consumer	134	159	173	29.0%	8.6%
- credit cards	133	152	163	22.1%	7.2%
Total	3,861	4,186	4,488	16.2%	7.2%

Note : BCP Consolidated without BCB, daily averages balance

The evolution of BCP’s loan portfolio denotes a clear focus on the growth and development of the retail banking business, which is bringing about a restructuring of the portfolio increasing the weight of segments that are more profitable, and also offer the greatest growth potential.

At December 2005, total loans (calculated on the basis of daily averages) grew by 16.2% with respect to the same period of the previous year. During the same period, retail banking loans grew 27%, observing sustained growth in loans to SMEs (by 26.9%), mortgages (by 27.8%), consumer loans (by 29%) and credit cards (by 22.1%) .

Only in the fourth quarter, average daily loans totals increased 7.2%, made up of 5.4% growth in corporate loans, 9.7% in loans to the middle market and 7.5% in retail banking loans.

Contingent Credits and Managed Funds

As of December 31, 2005 contingent credits were US$ 2.753 billion, a decrease of 4.0% with respect to September, mainly due to lower banker acceptance operations and a decrease in other contingent accounts, which includes lines of credit not disbursed and in litigation. The following table shows the detail:

	31.12.04	30.09.05	31.12.05	31.12.05 vs.	31.12.05 vs.
(% change and US$ millions)				30.09.05	31.12.04

- Guarantees and Stand-by LCs	598	640	727	13.6%	21.6%
- Letters of Credit	226	173	239	37.9%	5.4%
- Acceptances	44	51	45	-10.9%	2.1%
- Foreign currency forwards	458	1,130	1,167	3.3%	154.7%
- Other contingent accounts	506	874	575	-34.2%	13.5%
Total Contingent Credits	1,833	2,868	2,753	-4.0%	50.2%

Market Share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) on the twelve operative commercial banks, including foreign operations, as of December 31, 2005 Banco de Credito’s market share continues showing solid leadership. This was 34.4% of total loans (33.6% at September 30,

2005 and 33.0% at December 31, 2004), and 37.1% of deposits (37.1% at September 30, 2005 and 35.7% at December 31, 2004).

BCP’s market share in Peruvian mutual funds, through its Credifondo subsidiary, was 50.8% as of December 31, 2005 (50.3% at September 30, 2005 and 51.6% at December 31, 2004).

II.6 LOAN QUALITY

The outstanding performance of all portfolio quality ratios has been the result of both the recovery of the economy and the Peruvian financial system, as well as the well-managed handling of credit risk and policies.

The ratio of past due loans as a percentage of total loans improved to 1.9% in the fourth quarter from 2.6% at the end of September 2005, and also 3.7% compared with the ratio for December 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans improved to 5.4% during 4Q05, decreasing from 6.6% in September 2005 and 9.4% in December 2004.

The figures for both past due portfolio, and refinanced loans and balances of provisions show the significant recovery in portfolio quality. The total past due portfolio as of December 31, 2005 fell 18.1% with respect to September 2005, and 37.9% with respect to past due loans at the close of last year’s fourth quarter.

For the quarter, reported refinanced loans had a balance of US$ 169.2 million, a decrease with respect to the September 2005 balance, which was US$ 182.1 million, and also the US$ 233.2 million figure for 4Q04.

Provisions also fell 2.7% with respect to the September balance, and 19.3% with respect to the December 2004 balance, mainly due to charge-offs and improvements of portfolio quality.

The coverage ratio of loan provisions to past due loans was 207.7% at the close of the present quarter, higher than the 175.2% at the end of September 2005, and also an improvement with respect to the 159.8% in 2004’s fourth quarter.

Loans believed to be unrecoverable, fully provisioned in prior periods, were charged-off during the 4Q05 in the amount of US$ 16.2 million. Charge-offs in the 3Q05 reached US$ 14.3 million, and US$ 20.1 million during the 4Q04.

The portfolio classified as substandard (i.e. deficient, doubtful and loss) was 5.0% in December 2005, decreasing from the 7.0% obtained in September and the 11.5% in December 2004. The loan classification according to risk category is as follows:

(% of Total loans and US$ millions)	31.12.04	30.09.05	31.12.05

A: Normal	81.1%	86.2%	87.5%
B: Potential Problem	7.4%	6.8%	7.5%
C: Deficient	4.5%	2.1%	1.6%
D: Doubtful	4.3%	3.3%	2.5%
E: Loss	2.7%	1.6%	0.9%
Total	100.0%	100.0%	100.0%
Total Loans	US$4,098	US$4,479	US$4,830

During the 4Q05, the portfolio provisions in the profit and loss statement reached US$14.4 million which, deducting recoveries of charged-off accounts (which reached US$ 9.1 million in 4Q05) were reduced to net provisions of only US$ 5.3 million. In the previous quarter, this line was US$ 3 million with a positive effect, due to the excess of recoveries of charged-off accounts over new provisions. The total provisions at December 2005 reached US$ 28.7 million, a figure significantly lower than the approximately US$ 36 million at December of 2004. The increase in provisions during 4Q05 was due mainly to an increase in the level of loans that was observed at the close of the year and to greater provisions made in the consumer loan segment in 4Q05. These gross provisions represent approximately 7.4% of NII for the year, down from 11.5% last year.

Below is presented the quarterly trend in loan provisions, net:

(In US$ millions)	1Q05	2Q05	3Q05	4Q05	Total

Provisions for loan losses	4.576	6.014	3.638	14.448	28.675
Recoveries of charged-offs loans	-7.702	-5.100	-6.615	-9.131	-28.548

Provisions for loan losses, net	-3.126	0.913	-2.977	5.317	0.127

II.7 CAPITAL ADEQUACY

BCP’s capital adequacy ratios demonstrate a volume of capital that broadly exceeds the minimums demanded by Peruvian regulations and those demanded by the Basel I international standards. Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11 to 1 (or a minimum of 9.1% of capital), while those of Basel I suggest a maximum ratio of 12.5 times (minimum of 8%).

At the end of the 4Q05 BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.1 to 1 (11.0%), while the corresponding consolidated ratio was 8.0 to 1 (12.4%) . Both are well below the maximum determined by the regulatory organizations.

As of December 31, 2005, risk-weighted assets include US$ 280.1 million of market-risk exposure, the coverage of which requires US$ 25.5 million of regulatory capital, and BCP’s consolidated regulatory capital was US$ 680.5 million, similar to that for September, which reached US$ 682.2 million. During the fourth quarter, regulatory capital includes US$ 31.3 million subordinated debt, an amount lower than the debt in September 2005 and December 2004, which reached US$ 40 million and US$ 39.4 million, respectively.

	BCP unconsolidated		BCP consolidated

(In US$ millions)	31.12.04	31.12.05	31.12.04	31.12.05

Regulatory capital	541.7	542.9	665.6	680.5
Risk weighted assets	4,176.1	4,974.8	4,626.2	5,477.3

Weighted assets / Capital	7.7	9.1	6.9	8.0
Capital / Weighted Assets	13.0%	11.0%	14.4%	12.4%

II.8 BANCO DE CREDITO DE BOLIVIA (BCB)

Below is a brief discussion of the Bolivian subsidiary, which is consolidated within BCP:

Financial System in Bolivia

Banking deposits rose to US$ 2.88 billion in December 2005, from US$ 2.84 billion in September and US$ 2.56 billion at the beginning of 2005.

Loan volume in the banking system also rose during the 4Q05, reaching US$ 2.617 billion, 1.4% above the US$ 2.581 billion posted in September and 8.1% greater than the balance of US$ 2.42 billion at the beginning of the year. The system-wide past due loan ratio was 11.4% at the end of December 2005, 14.0% less than that of December 2004. The coverage of past-due loans with provisions decreased to 81.0% in December 2005, from 84.3% in December 2004.

Banco de Credito de Bolivia (BCB)

BCB’s 4Q05 results maintain the trend from previous quarters, and end the year with figures that broadly exceed the projected recovery expectations. BCB has been able to double earnings compared to the previous year, grow its portfolio by 8%, while at the same time improving its portfolio quality, obtaining better past due loan and coverage ratios than those for the Bolivian financial system. These results well-positioned BCB within the Bolivian market to maintain growth as the most solid bank in the system, in an environment that is still somewhat uncertain with respect to economic development expectations.

BCB’s market share in deposits was 14.9%, versus 13.2% in September 2005, and 13.0% in December 2004. In terms of loans, BCB had a 13.4% market share in the fourth quarter, higher than 13.1% at the close of December 2004. Thus it remained fourth in terms of loan and deposit volume, among the system’s twelve major banks.

As of December 31, 2005, BCB had total loans of US$ 346.6 million, an increase over September’s balance of US$ 334.5 million and the balance of US$ 320.8 million in December 2004. This denotes an 8% annual rate of loan growth. This growth rate improves to 14.4% when considering growth of the performing loans. Portfolio quality continued to improve, at December 2005 total past due loans decreased 5.8%, with US$ 20.1 million in past due loans, compared to 11.0% in December 2004. Coverage of past due loans with loan loss provisions was 129.9% in December, increasing from 100.6% at the beginning of the period. As of December 31, 2005, net equity at the Bolivian subsidiary amounted to US$ 65.7 million, up from US$ 59.8 million at the beginning of the year.

Net loan loss provisions for the twelve-month period ended December 2005 were US$ 0.2 million, compared with US$ 0.9 million provisioned as expense in 2004.

BCB’s profit in the 4Q05 was US$ 3.8 million, and US$ 3.5 million in the 3Q05. At December 2005, it had accumulated earnings of US$ 10.2 million, which more that doubles the US$ 4.8 million accumulated earnings of the previous year.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$ millions)	31.12.04	30.09.05	31.12.05

Total Loans	320.8	334.5	346.6
Past-due loans	35.4	23.1	20.1
Loan loss reserves	35.6	26.9	26.1
Total assets	457.4	493.0	570.7
Deposits	333.1	379.2	430.9
Net equity	59.8	61.9	65.7

Net income, cumulative	4.8	6.5	10.2

Past-due loans / Total loans	11.0%	6.9%	5.8%
Loss reserves / Past-due loans	100.6%	116.4%	129.9%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

NET INCOME

Atlantic Security Holding has again proven to be a consistent contributor to Credicorp’s results, with a positive return with low risk. Atlantic has closed the year 2005 with a contribution of US$13.5 million to Credicorp’s consolidated net attributable income, showing a very stable performance compared to its contribution the previous year of US$13.3 million.

Including the dividend income resulting from its Credicorp stock, Atlantic reports a net income of US$25.2 million, 31.5% higher than in 2004 with US$19.1 million net income. This rise is clearly a result of Credicorp’s significantly higher dividend payout in 2005 based on its already improved results in 2004.

Financial and Non-financial Income

On a quarter-over-quarter comparison, Atlantic’s net interest income and fee income show improvements of 7.4% and 11.4% respectively, but gains in securities were lower, resulting in an overall income generation for the 4Q05 4% below 3Q05 reaching US$3.48 million.

Atlantic’s net interest income reflects its conservative investment policies in what can be described as a low-risk margin business, with a return on interest earning assets for 2005 of 1.5% (excluding both dividend income and shareholdings from this calculation), that can still be considered satisfactory given a 0% bad loan to total loans ratio, and a 1.8% provision for bad loans.

We can observe however in the 4Q05, a slight improvement in the return on IEA (1.6% for 4Q05 vs. 1.5% for 3Q05), but still a lower return than in the previous year (1.8% for 2004). This is a consequence of its low risk investment portfolio and the higher rates paid on deposits due to increasing interest rates.

Provisions for market risk in 4Q05 were higher at US$0.6 million compared to US$0.2 million for 3Q05 due to higher market volatility during this fourth quarter. Altogether however, market risk provisions account for only US$1.9 million of an investment portfolio of US$582 million.

Non-interest income, which includes fee income and realized gains on securities transactions before risk provisions reached US$2.5 million for the 4Q05 and US$10 million for the year 2005. QoQ this reflects a drop of 8.5%, however, on a YoY basis it reflects an increase of 11.5% . The volatility stemms from the securities transactions, since Atlantic’s fee income generation experienced steady growth, from US$1.14 million quarterly a year ago to US$1.28 quarterly today, reaching a total of US$4.3 million in 2004, versus US$4.9 million for 2005, a healthy 14% increase.

Efficiency ratios at Atlantic reflect the low cost operations for this business, Therefore, increased returns on investments have an immediate positive effect. These ratios improve on all counts: on a QoQ and YoY basis, reaching 21.6% operating expenses/income, 0.7% operating expenses/assets and even 0.4% when including assets under management in the latter ratio.

Assets and Liabilities

The good performance of Atlantic is reflected by growth of its portfolio of Managed Funds and Deposits.

Its volume of Funds under Management grew 11.5% QoQ and 34.5% YoY, exceeding US$1 billion at the end of 2005. This excellent result reflects Atlantic’s ability to attract such funds based on the services it provides. This growth is the main contributor to fee generation.

Deposits also reflect the preference of its client base with growth rates in this segment of 13.5% QoQ and 35.8% YoY, reaching US$ 932 million in deposits at the end of 2005.

Atlantic’s loan portfolio, net of provisions, also grew 20.6% QoQ but shows a less dramatic growth YoY of 5.6%, reflecting a relatively stable loan portfolio.

Additionally, its securities portfolio experienced a relatively stable performance, dropping 5.8% QoQ but growing 12.3% on a YoY basis, to reach US$ 582 million by December 2005.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (PPS)

The results obtained by PPS both in 4Q05 and for the full year are significantly lower than expected. The insurance business largely shows a significant drop in competitiveness and profitability due to higher claims, particularly in two of its three operating areas: general and medical insurance. The life insurance business maintained a higher profitability.

Notes : Year-end figures for total premiums and health fees as well as claims and healthcare costs increased year-over-year due to the incorporation of Novasalud EPS upon its merger in August 2004. It is important to highlight that since this merger, the property to casualty portfolio and healthcare fees account for 30.5% of total premiums. Considering that the technical margins and cost structure of the health insurance business differ highly from those of life insurance business, the financial ratios vary from previous periods.

NET INCOME

PPS had consolidated net income of US$ 0.7 million in the fourth quarter of 2005, 66.1% lower than the US$ 2.1 million income earned during the same period in 2004. The accumulated result for 2005 was also 47% lower than that for the previous year, thus reflecting the identified issues in the insurance business.

Revenue and Operating Expenses

Total premiums and Pacífico Salud health fees during the fourth quarter of 2005 were US$ 97.4 million, 4.1% higher than the US$ 93.5 million for the fourth quarter of the previous year.

Retained premiums however, declined 1%, which was increased by net premiums earned and health fees, net of reinsured premiums and reserves, which only reached US$ 56 million during the fourth quarter, 7.0% below the US$ 60.3 million for the same period of the previous year.

Additions to underwriting reserves for premiums grew by US$ 15.6 million during the fourth quarter. The increase of reserves with respect to the previous quarter was 8.9%, and 19.8% with respect to the fourth quarter of 2004. These were established mainly by Pacific Vida for its life annuities line.

The higher claims posted affected consolidated underwriting results for the fourth quarter, which was US$ 3.9 million, 59.5% lower with respect to the US$ 9.7 million earned in the same period of 2004.

This is reflected in the ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums), which was only 4.0% in the present quarter, lower than the previous quarter’s 7.2% and the 10.4% for the same quarter of the previous year.

The business’s had a healthy financial yield, which reached US$ 13.4 million for 2005’s fourth quarter, a figure 83.6% higher than the US$ 7.3 million for 2004’s fourth quarter. However, this was not able to offset the deterioration of the insurance underwriting results.

Operating expenses over net premiums earned decreased to 20.2% in 4Q05 versus 24.3% in 4Q04, while the ratio of operating expenses over average assets declined from 8.8% to 5.7% .

Business Lines

Accumulated total premiums and fees as of December 2005 consisted of:

i)	General insurance lines, which amount to 48.1% of total premiums, and rose 7.8% with respect to 2004.

ii)	Fees at Pacífico Salud were 21.1% of total premiums, and rose 0.2% with respect to 2004.

iii)	Life and Pensions, representing 30.8% of total premiums, and rose 1.7% with respect to 2004.

In 2005, growth in Pacífico Salud and the health and medical assistance insurance line (30.5% of the portfolio) was 4.2%; fire insurance (15.6% of the total portfolio) grew by 1.8%; while automobile insurance (4.9% of the total portfolio) grew 6.2% with respect to last year.

The growth in the health business was mainly from the medical assistance line, which has grown by 14.1% . This growth is slightly above that for the market as a whole, with the corporate and personal segments that have grown more, supported by price changes.

Group life insurance and individual life insurance policies (11.4% of the total portfolio) rose 18.6%; life annuities (11.7% of the total portfolio) decreased 20.3%; while pension fund benefits insurance (6.5% of the total portfolio) grew by 30.2% ..

The Individual Life business line growth was due to the greater productivity obtained from each of the Company’s advisers, as well as the strengthened sales force in recent months.

The decrease in life annuities was due to a reduction in market volume and an increase in the price differential against the competition, weakening the competitive position of the product.

Claims

Net insurance claims and health services costs incurred in the 4Q05 were US$ 46.5 million, up from the US$ 44 million for the same period of the previous year.

The net loss ratio (net claims and benefits to net premiums and fees) for the 4Q05 was 83.0%, compared to the 73.0% for the same period of last year. This increased net loss ratio is mostly explained by the increase in the Pacífico Salud portfolio, which had a higher claims ratio of 92.0% . In 2005’s fourth quarter, higher loss ratios were reported in civil liability (287.3%), hulls (101.6%), medical assistance (90.5%) and in Pacífico Salud (92.0%) .

Medical assistance claims were partially affected by the establishment of reserves for coverage of claims incurred but not reported, which is done following the actuarial practice demanded by the IFRS. This adjustment accounts for 2.5 of the 6.5 percentage points increase in the net loss ratio from 72.4% in 2004 to 78.9% for 2005.

The claims in hulls are explained by the various coverage events that took place during the quarter, which had a US$ 2.3 million affect on our retained claims in the period.

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased 4Q05 to 110.4%, compared to 99.1% in the 4Q04.

Investments and Assets

Investments in real estate and financial assets were US$ 638.9 million at the close of the 4Q05, 21.8% higher than the balance for the same quarter of the previous year.

At the close of the fourth quarter, total assets amounted to US$ 833.6 million, 24.2% higher than the balance for the same quarter of 2004. At the close of the present period, net equity amounted to US$ 182.8 million, 27.6% above the previous year.

Market Share

The Peruvian insurance market, accumulated through November 30, 2005, had total premiums of US$ 913.8 million, 13.0% higher than premiums for the same period of 2004. PPS's market share in total premiums was 28.0%, compared with the 30.4% in the same period of the 2004, with its share in the general risk and health lines 31.5% lower than the 33.0% through November of 2004, and in the life insurance and pension fund benefits lines 23.9%, lower than the 27.3% at November 2004.

PERUVIAN ECONOMIC SITUATION

Economic Activity

Given the November results (when growth of 7.9%, the year’s highest, was posted), the official growth estimate for 2005 was 6.3%, which implies growth of 7.4% for the 2005 fourth quarter. In this quarter, as has been the trend in recent quarters, the most outstanding performance corresponded to those sectors most responsive to demand, mainly construction, which once again showed growth of over 10%. In this manner, domestic demand continues to strengthen, while investment established itself as one of the higher growth factors among expense components, along with exports. Imports also showed significant increases, reflecting the expansion of domestic demand.

Foreign Sector

The trade balance continued showing increasing surpluses, and is estimated to have reached US$ 5.067 billion at the close of fourth quarter 2005, US$ 2.274 billion higher than that posted at the close of 2004. However, recent months have seen a more moderate rate of export growth; for which reason, although international prices for the main export minerals should on average remain higher than those for 2005, the 2006 trade surplus could be lower with respect to 2005. The performance of imports should be noted; responding to a greater dynamism in domestic demand, they showed growth rates of around 25%, driven mainly by the acquisition of supplies and capital goods, continuing the industrialization process (concentrated in consumer goods) that has occurred in recent years. Despite this, the Central Bank sold US$ 430.5 million in the fourth quarter to stabilize exchange volatility in a context of trade surplus; while the current account international reserves rose by US$ 402 million for the period, reaching US$ 14.097 billion.

Prices and Exchange Rate

Inflation at the close of fourth quarter 2005 reached 1.5%, within the lower limit of the range expected by the Central Bank. This result was unexpected, as analysts had long discounted that inflation for the year could be less than the Central Bank’s goal. Aside from some specific factors, such as price increases in poultry and inter-provincial travel, this was a response to the devaluation that has been posted in recent months. In effect, since the end of August there has been a gradual rise in the exchange rate in response to two factors: i) in a first stage (August – November) to the increasing differential between the referential rates in dollars and local currency, which made savings in foreign currency more and more attractive, stimulating the demand for dollars, and ii) in a second phase (November – December) due to increasing uncertainty with respect to the electoral situation. Thus the exchange rate at year end reached S/. 3.42, a devaluation of 4.2% compared to the close of 2004.

Fiscal aspects

Result for the Central Government and the rest of the non-financial public sector
(as a % of GDP)

During the fourth quarter of 2005, the fiscal deficit was 6.3% (4.0% of GDP in the same period in 2004), with which the government has fully met its annual goal, achieving a deficit equivalent to 0.6% of GDP (predicted deficit: 1.0% of GDP). Part of this was the favorable performance of the central government’s tax revenue (that rose from 13.3% of GDP to 13.9% of GDP between 2004 and 2005), which played the most significant role (due mainly to increased revenue from regularization of the Income Tax and the General Sales Tax on imported products), although it should be pointed out that total central government spending in the same period was reduced from 16.5% to 16.4% of GDP, with reductions both in current expenses and capital expenditures (with the latter factor being one of the axes of deficit reduction throughout the current administration). Thus the central government’s deficit neared 0.7% of GDP, as opposed to 1.4% of GDP in 2004, explaining most of this fiscal improvement.

Banking System

During the fourth quarter of 2005, banking system loans reached US$ 12.632 billion, representing an increase of 5.7% with respect to the third quarter of 2005, mainly explained by increases in commercial loans and those to micro-businesses (+6.1%) . There was also an increase in mortgage loans (+4.7%) due to continued dynamism observed within the framework of housing construction programs. Consumer loans showed somewhat greater growth (+4.8%), associated with expansion in individual consumption and heavy penetration through credit cards.

Loans in dollars grew 4.0% with respect to the third quarter of 2005, while local currency loans rose by 10.6%, which allowed the continuation of a process of loan de-dollarization in the face of a bullish tendency in the exchange rate posted since the end of August and the banks’ management, which has been offering new and larger credit products in local currency. Another reason for this de-dollarization was the drop in active local currency interest rates amidst heavy competition among financial institutions to place greater loans and a lower overdue rate, which at the fourth quarter of 2005 remained at historically low levels (2.51% at November) thanks to an improved credit evaluation on the part of banks and economic growth, which is improving debtors’ payment capacity. In spite of this, rates in dollars advanced, following the trend in international interest rates. Thus, the TAMN ended the quarter at 23.6% (25.6% as of third quarter 2005), while the TAMEX reached a level of 10.4% (10.0% as of third quarter 2005).

Deposits reached US$ 15.957 billion, representing a 3.9% growth rate with respect to third quarter 2005, due to greater deposits (+6.7%, including those for Compensation for Length of Service deposits) and sight deposits (+3.2%), although savings deposits dropped by 2.8% . During fourth quarter 2005 the dollarization of deposits increased due to depositors’ preference to protect themselves from a possible devaluation of local currency versus the dollar, although there was also a rise in dollar rates (TIPMEX at 1.8%, versus 1.6% as of third quarter 2005) forcing banks to reduce their local currency rates in order to offset this situation.

Main Economic Indicators

		2004				2005
	3Q	4Q	Year	1Q	2Q	3Q	4Q	Year

GDP (US$ MM)	16,952	18,283	68,670	18,176	20,680	19,292	19,284	77,432
Actual GDP (var. %)	4.7	6.6	4.8	6.0	5.9	5.8	5.7	5.9
PBI per capita (US$)	2,412	2,504	2,504	2,584	2,680	2,753	2,778	2,778

Domestic demand (var. %)	3.2	5.5	3.9	4.5	4.6	6.1	5.2	5.1
Supply (var. %)	3.6	4.0	3.4	4.0	4.4	4.5	4.3	4.3
Private investment (var. %)	6.3	11.0	9.0	6.5	13.5	16.3	8.0	11.1

CPI(var. % annual)	4.0	3.5	3.5	1.9	1.5	1.1	1.5	1.5

Exchange rate (S/. by US$)	3.34	3.28	3.28	3.26	3.25	3.34	3.42	3.42
Devaluation (var. % annual)	-4.0	-5.2	-5.2	-5.8	-6.3	-0.1	4.2	4.2
Exchange rate, exercise average (S/. by US$)	3.37	3.30	3.41	3.26	3.27	3.27	3.39	3.30

SPNF’s result (% of GDP)	-2.1	-4.0	-1.1	2.3	2.6	-0.8	-6.3	-0.6
Central government current income (% of GDP)	15.3	15.2	15.1	15.9	16.7	15.5	16.0	16.0
Tax income (% of GDP)	13.3	13.2	13.3	13.9	14.7	13.2	14.0	14.0
Non-tax income (% of GDP)	2.0	2.0	1.8	2.0	2.0	2.3	2.0	2.1
Current expense (% of GDP)	15.6	16.0	14.6	13.9	13.0	15.5	16.7	14.8
Capital expense (% of GDP)	3.2	4.4	3.0	2.0	2.2	3.1	4.5	3.0

Trade balance (US$ MM)	845	875	2,793	1,084	1,035	1,338	1,391	4,849
Exports (US$ MM)	3,389	3,607	12,617	3,746	4,053	4,496	4,584	16,879
Imports (US$ MM)	2,545	2,732	9,824	2,661	3,018	3,158	3,193	12,030
Current account balance (US$ MM)	184	19	-10	159	135	462	140	896
Current account balance (% of GDP)	1.1	0.1	0.0	0.9	0.7	2.4	0.7	1.2
RIN (US$ MM)	11,187	12,631	12,631	13,555	13,818	13,695	14,097	14,097

Source: BCR, INEI, estimates BCP

Private Pension Funds and Mutual Funds
The volume of funds in the private pension system reached a total of S/. 32.574 billion, a balance S/. 208 million, higher than the portfolio at the close of September 2005. In the twelve months prior to November 2005, Type-2 funds had a nominal yield of 19.6% and a real return of 18.4% . As of December 30, 2005, the total number of system members reached 3.6 million individuals.

Mutual fund balances grew for the third consecutive quarter, after suffering declines in prior periods, due to the volatility of prices and valuations in capital markets and an increase in interest rates. Total mutual funds amounted to US$ 1.997 billion, 1.2% greater that the US$ 1.973 billion in September, and 13.1% % above the balance at December 2004.

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Sep. 30, 2004	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2005

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	278,249	264,218	308,701	363,213
Interest bearing deposits in banks	1,543,537	1,575,241	1,453,372	2,297,602
	1,821,786	1,839,459	1,762,073	2,660,815

MARKETABLE SECURITIES, net	83,749	82,513	88,829	60,927

LOANS	4,531,648	4,587,997	4,651,259	5,014,254
Current	4,316,616	4,427,626	4,533,513	4,916,863
Past Due	215,032	160,371	117,746	97,392
Less - Reserve for possible loan losses	(281,241)	(253,408)	(202,985)	(197,494)
LOANS NET	4,250,407	4,334,589	4,448,274	4,816,761

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,885,455	2,118,690	2,761,967	2,807,577
REINSURANCE ASSETS	38,666	35,453	27,989	35,288
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	58,322	60,665	59,235	57,301
PROPERTY, PLANT and EQUIPMENT, net	248,129	249,083	238,511	248,718
DUE FROM CUSTOMERS ON ACCEPTANCES	51,765	47,635	50,756	45,423
OTHER ASSETS	349,188	352,501	363,567	317,041

TOTAL ASSETS	8,787,467	9,120,588	9,801,202	11,049,850

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	774,415	1,356,619	1,440,388	1,671,621
Interest bearing	5,391,114	4,983,883	5,285,108	5,421,807
	6,165,530	6,340,502	6,725,496	7,093,428

DUE TO BANKS AND CORRESPONDENTS	349,147	392,511	463,054	1,303,371
ACCEPTANCES OUTSTANDING	51,804	47,783	50,756	45,423
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	381,492	398,439	448,234	464,578
RESERVE FOR UNEARNED PREMIUMS	62,095	66,678	72,418	81,516
REINSURANCE PAYABLE	30,157	23,612	27,350	36,580
BONDS AND SUBORDINATED DEBT	424,889	424,227	406,832	429,365
OTHER LIABILITIES	242,929	276,387	331,739	303,637
MINORITY INTEREST	77,776	85,253	104,815	101,512

TOTAL LIABILITIES	7,785,819	8,055,391	8,630,694	9,859,410

NET SHAREHOLDERS' EQUITY	1,001,649	1,065,197	1,170,508	1,190,440

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,787,467	9,120,588	9,801,202	11,049,850

CONTINGENT CREDITS	1,765,015	2,017,731	3,101,817	2,962,498

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

INTEREST INCOME
Interest on loans	114,001	115,828	118,414	426,537	446,582
Interest and dividends on investments:	2,534	381	957	3,492	1,925
Interest on deposits with banks	7,096	8,409	11,723	20,143	37,127
Interest on trading securities	23,608	32,977	34,742	92,235	130,215
Total Interest Income	147,239	157,595	165,836	542,407	615,850

INTEREST EXPENSE
Interest on deposits	27,245	30,261	33,121	95,497	117,655
Interest on borrowed funds	4,337	5,664	7,387	16,367	21,805
Other interest expense	9,546	7,991	7,954	48,038	37,116
Total Interest Expense	41,129	43,916	48,462	159,902	176,576

Net Interest Income	106,110	113,679	117,374	382,505	439,274

Provision for possible loan losses, net (1)	5,259	(4,886)	3,730	16,131	(6,356)

Net interest income after provision for
possible loan losses	100,851	118,565	113,645	366,373	445,630

OTHER INCOME
Fees and commissions from banking services	50,303	51,246	54,599	192,125	205,701
Net gains from sales of securities	6,375	7,241	264	10,135	8,967
Net gains on foreign exchange transactions	7,014	7,585	8,233	24,165	29,286
Other income (1)	7,320	6,541	6,912	25,009	23,874
	71,012	72,614	70,009	251,435	267,828

PREMIUMS AND CLAIMS ON INSURANCE ACTIVITIES
Net premiums earned	59,851	57,176	55,252	202,021	218,955
Net claims incurred	(9,057)	(9,042)	(11,368)	(34,791)	(42,569)
Increase in future policy benefits for life and health	(34,954)	(34,549)	(35,168)	(113,604)	(132,931)
	15,840	13,584	8,716	53,626	43,455

OTHER EXPENSES
Salaries and employee benefits	52,107	49,557	59,774	188,960	206,656
General, administrative, and other taxes	44,168	36,546	35,602	153,710	138,294
Depreciation and amortization	11,571	9,743	9,461	46,595	38,876
Other	31,664	32,350	8,825	91,088	83,956
Merger costs	0	0	0	3,742	0
	139,510	128,195	113,662

Translation result	2,455	(5,702)	(5,931)	6,316	(9,600)

Net Income before income tax	50,648	70,867	72,776	193,655	279,532

Employee profit sharing(2)	(2,213)	(3,588)	(2,954)	(6,647)	(11,135)
Income Tax	(10,397)	(16,723)	(20,361)	(45,497)	(73,546)
NET INCOME	38,039	50,556	49,461	141,511	194,851
Minority Interest	(3,176)	(2,990)	(5,124)	(10,764)	(12,968)
NET INCOME ATTRIBUTABLE TO HOME OFFICE	34,862	47,566	44,338	130,747	181,883

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Profitability
Net income per common share (US$ per share)(1)	0.44	0.60	0.56	1.64	2.28
Net interest margin on interest earning assets (2)	5.72%	5.76%	5.44%	5.38%	5.59%
Return on average total assets (2)(3)	1.56%	1.98%	1.70%	1.52%	1.91%
Return on average shareholders' equity (2)(3)	13.49%	16.80%	15.02%	13.55%	16.39%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	3.50%	2.53%	1.94%	3.50%	1.94%
Reserves for loan losses as a percentage of
total past due loans	158.01%	172.39%	202.78%	158.01%	202.78%
Reserves for loan losses as a percentage of
total loans	5.52%	4.36%	3.94%	5.52%	3.94%

Operating efficiency
Oper. expense as a percent. of total income (5)	48.30%	41.73%	44.52%	48.61%	42.97%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.82%	3.98%	4.02%	4.53%	4.03%

Capital adequacy
Total Regulatory Capital (US$Mn)	835.2	849.5	851.6	835.2	851.6
Tier I Capital (US$Mn)	733.5	765.8	771.4	733.5	771.4
Regulatory capital / risk-weighted assets (6)	12.87%	12.94%	13.16%	12.87%	13.16%

Average balances (US$Mn) (3)
Interest earning assets	7,416.1	7,896.6	8,624.9	7,115.7	7,858.6
Total Assets	8,954.0	9,631.0	10,425.5	8,586.3	9,532.4
Net equity	1,033.4	1,132.4	1,180.5	962.1	1,094.9

(1)Based on Net Income due to shareholders. Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income.
Operating expense does not include Other expenses and Merger costs.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars in thousands)

ASSETS	30.09.04	31.12.04	30.09.05	31.12.05

CASH AND DUE FROM BANKS	1,682.189	1,708.916	1,666.248	2,453.264
Cash and Checks	237.400	250.325	303.547	359.677
Deposits in Central Bank of Peru	1,050.419	1,102.491	1,071.473	1,599.153
Deposits with local and foreign banks	394.370	356.100	291.228	494.434

TRADING SECURITIES, net	54.936	46.962	63.796	21.149

LOANS	4,090.347	4,098.487	4,478.503	4,829.633
Current	3,886.635	3,947.586	4,364.338	4,735.926
Past Due	203.712	150.901	114.165	93.707
Less - Reserve for possible loan losses	(273.241)	(241.189)	(200.068)	(194.586)
LOANS NET	3,817.106	3,857.298	4,278.435	4,635.047

INVESTMENT SECURITIES AVAIL. FOR SALE	933.051	1,127.150	1,601.828	1,684.823
PROPERTY, PLANT and EQUIPMENT, net	197.912	214.278	202.410	201.122
OTHER ASSETS	274.203	356.133	370.974	321.419

TOTAL ASSETS	6,959.397	7,310.737	8,183.691	9,316.825

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	5,466.052	5,553.118	6,168.618	6,652.589
Demand deposits	1,569.092	1,651.130	2,011.845	2,186.313
Saving accounts	1,418.830	1,502.687	1,587.334	1,656.470
Time deposits	2,478.130	2,399.301	2,569.439	2,809.806

DUE TO BANKS AND CORRESPONDENTS	161.186	215.893	380.935	995.105
BONDS AND SUBORDINATED DEBT(1)	440.427	441.628	428.551	449.372
OTHER LIABILITIES	218.542	299.669	366.014	342.337

SHAREHOLDERS EQUITY:	673.190	800.429	839.573	877.421
Capital stock	364.706	364.706	364.706	364.706
Legal reserve	210.928	210.928	210.928	210.928
Retained earnings	97.556	224.795	263.939	301.786

TOTAL LIABILITIES AND EQUITY	6,959.397	7,310.737	8,183.691	9,316.825

Contingent Credits	1,651.238	1,833.066	2,868.380	2,752.581

(1) Previously reported within Deposits and Obligations.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars in thousands )

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Interest income and expense
Interest income	119.297	139.189	146.336	440.989	544.063
Less - Interest expense	32.169	39.089	44.069	125.859	158.578
Net interest income	87.128	100.100	102.267	315.130	385.485

Provisions for possible loan losses, net(1)	(0.710)	(2.977)	5.316	8.144	0.127

Net interest income after provisions	87.838	103.077	96.950	306.986	385.357

Other Income
Fees and commissions from services	47.441	53.489	56.024	189.495	210.770
Net gains from sales of securities	2.239	4.796	0.108	2.394	6.164
Net gains on foreing exchg. transacts.	6.686	7.636	9.165	23.730	30.144
Other income(1)	(0.969)	4.639	3.124	3.709	12.553
	55.397	70.560	68.421	219.328	259.631

Other Expenses
Salaries and employee benefits	39.279	37.907	44.765	146.560	161.265
General and administrative	33.616	30.033	30.586	118.792	115.863
Depreciation and amortization	8.950	8.777	8.367	38.096	35.080
Taxes other than income tax	2.738	3.040	2.931	12.965	12.669
Other	16.237	19.418	1.008	45.237	44.797
Merger costs	0.000	0.000	0.000	3.742	0.000
	100.820	99.175	87.657	365.392	369.674

Result from exposure to inflation	(0.629)	(5.155)	(5.345)	0.739	(9.762)

Income before income tax	41.786	69.307	72.370	161.661	265.553
Employee profit sharing(2)	2.405	3.603	3.053	6.647	11.250
Income Tax	11.959	19.055	21.524	38.939	70.148

NET INCOME	27.422	46.649	47.793	116.075	184.155

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Profitability
Net income per common share (US$ per share)(1)	0.022	0.038	0.037	0.095	0.143
Net interest margin on interest earning assets (2)	5.58%	5.72%	5.36%	5.09%	5.45%
Return on average total assets (2)(3)	1.54%	2.31%	2.18%	1.67%	2.26%
Return on average shareholders' equity (2)(3)	14.89%	23.08%	22.27%	17.09%	22.87%

Quality of loan portfolio

Past due loans as a percentage of total loans	3.68%	2.55%	1.94%	3.68%	1.94%
Past due loans + refinanced loans as a
percentage of total loans	9.37%	6.62%	5.44%	9.37%	5.44%
Reserves for loan losses as a percentage of
past due loans	159.83%	175.24%	207.65%	159.83%	207.65%
Reserves for loan losses as a percentage of
past due loans + refinanced loans	62.79%	67.53%	74.00%	62.79%	74.00%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	59.88%	49.47%	51.74%	59.89%	51.86%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.74%	3.95%	3.96%	4.56%	3.99%

Capital adequacy
Total Regulatory capital (millions US$)	665.6	699.9	680.5	665.6	680.5
Tier I Capital (millions US$)	631.7	621.4	606.2	631.7	606.2
Net equity as a percentage of period end total assets	10.95%	10.26%	9.42%	10.95%	9.42%
Regulatory capital / risk-weighted assets	14.39%	14.01%	12.42%	14.39%	12.42%

Average balances (constant millions S/.) (3)
Interest earning assets	6,243.8	6,996.6	7,635.4	6,185.6	7,078.2
Total Assets	7,135.1	8,075.6	8,750.3	6,939.4	8,140.8
Net equity	736.8	808.4	858.5	679.4	805.2

Additional data
No. of outstanding shares (millions)	1,226	1,287	1,287	1,226	1,287
No. of employees	7,694	7,494	7,566	7,694	7,566
Inflation rate ( Wholesale price index)	-0.02%	1.25%	1.38%	4.89%	3.60%
Exchange rate (S/. per 1 U.S. Dollar)	3.282	3.344	3.430	3.282	3.430

(1)Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Twelve months ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Results
Net Interest Income (w/o dividends)	3,398	3,022	3,245	13,787	12,665
Dividend income	30	52	41	5,977	11,866
Provisions for credit and market risks	148	200	600	1,702	1,900
Commissions and fee income	1,142	1,155	1,287	4,354	4,922
Other Income(1)	1,962	1,578	1,167	4,659	5,103
Operating Expense	2,378	1,979	1,653	7,928	7,477
Net Income	4,006	3,629	3,487	19,147	25,180
Net Income contributed to Credicorp	4,006	3,629	3,487	13,293	13,483

Balance Sheets (end of period)
Total Assets	880,264	1,003,367	1,114,557	880,264	1,114,557
Loan portfolio, net	149,108	130,619	157,502	149,108	157,502
Marketable securities and investments	518,721	618,772	582,368	518,721	582,368
Total Deposits	686,058	821,259	931,701	686,058	931,701
Shareholders' equity	150,967	161,755	164,800	150,967	164,800
Funds under administration	746,632	900,454	1,004,425	746,632	1,004,425

Ratios (2)
Net interest margin / interest earning assets (3,4,5)	1.8%	1.5%	1.6%	1.9%	1.6%
Return on average stockholders' equity(4)	10.8%	9.1%	8.5%	15.6%	18.5%
Return on average total assets(4)	1.8%	1.5%	1.3%	2.4%	3.1%
Past due loans as a percentage of total loans	0.2%	0.0%	0.0%	2.4%	0.0%
Reserves for loan losses as a percentage
of total loans	2.1%	2.2%	1.8%	2.1%	1.8%
Operating expense / total income(6)	36.4%	34.1%	28.8%	27.6%	21.6%
Operating expense / average total assets(4)	1.1%	0.8%	0.6%	1.0%	0.7%
Operating expense / average total assets +
funds under management(4)	0.6%	0.4%	0.3%	0.5%	0.4%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA(1)
(In U.S. Dollars in thousands, except net income per share)

	As of and for the three month			As of and for the nine
		period ended		month period ended

	31.12.04	30.09.05	31.12.05	31.12.04	31.12.05

Results

Total gross Premiums	93,548	88,560	97,404	344,508	359,031
Net Premiums Earned	60,265	58,020	56,041	205,107	222,538
Change in Reserves	13,046	14,356	15,635	78,522	68,483
Net Underwriting Results	9,728	6,391	3,943	31,089	19,566
Net Financial Income	7,290	9,441	13,388	34,897	41,794
General Expenses	14,654	10,956	11,339	45,395	43,922
Income tax	-1,829	326	121	1,077	1,476
Net Income (1)	2,088	2,703	708	13,193	7,018
Net Income per share (2)	0.082	0.107	0.028	0.520	0.277

Balance Sheets (end of period)

Total Assets	718,307	802,786	833,572	718,307	833,572
Investments in Secur. and Real estate	524,366	623,190	638,851	524,366	638,851
Technical Reserves	470,765	520,652	546,093	470,765	546,093
Net Equity	175,853	195,823	182,848	175,853	182,848

Ratios

Net underwriting results	10.4%	7.2%	4.0%	9.0%	5.4%
Net earned loss ratio	73.0%	75.1%	83.0%	72.4%	78.9%
Return on avge. equity (2)(3)	5.4%	6.0%	1.5%	8.1%	3.9%
Return on total premiums	2.2%	3.1%	0.7%	3.8%	2.0%
Shareholders' Equity / Total Assets	24.5%	24.4%	21.9%	24.5%	21.9%
Increase in Risk Reserves	17.8%	19.8%	21.8%	27.7%	23.5%
Combined Ratio (4)	99.1%	95.1%	110.4%	97.1%	103.0%
-Net Claims / Net Premiums Earned	24.3%	18.9%	20.2%	22.1%	19.7%
-Op. Exp.+Comiss./Net Prems. Earned	8.8%	5.8%	5.7%	7.0%	5.7%
Operating expense/Net Earn. Premiums	72.9%	70.9%	82.2%	68.7%	76.1%
Oper. expense / Avge. assets (2)(3)	26.1%	24.2%	28.2%	28.3%	26.9%

(1)Financial statements following IFRS rules in U.S. Dollars.
(2)Averages are determined as the average of period-beginning and period-ending balances.
(3)Annualized.
(4)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.